SEC File No. 82-34874

DAVIES

DAVIES WARD PHILLIPS & VINEBERG LLP

44th Floor
1 First Canadian Place
Toronto Canada M5X 1B1

Tel 416 863 0900
Fax 416 863 0871
www.dwpv.com

August 22, 2006

Lisa Marchese
Dir 416.367.7899
lmarchese@dwpv.com

File No. 207525

06016330

BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Dear Sir/Madame:

Global Alumina Corporation: Public Disclosure Documents Delivered Pursuant to a Rule 12g3-2(b) Exemption Under the Securities Exchange Act of 1934

Attached please find the following public disclosure documents which have recently been filed on the System for Electronic Document Analysis and Retrieval in Canada by Global Alumina Corporation (the "Corporation"):

1. press release announcing second quarter 2006 results;

2. unaudited interim consolidated financial statements for the six months ended June 30, 2006;

3. management's discussion and analysis for the six months ended June 30, 2006;

4. a certificate of the Corporation's Chief Executive Officer dated August 15, 2006 required to be filed under National Instrument 52-109; and

5. a certificate of the Corporation's Chief Financial Officer dated August 15, 2006 required to be filed under National Instrument 52-109.

dw 8/25

Tor#: 1787891.1

If you have any questions in connection with the foregoing, please do not hesitate to contact me.

Yours very truly,

DAVIES WARD PHILLIPS & VINEBERG LLP

Lisa Marchese

Per: Lisa Marchese
Law Clerk

Global Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES SECOND QUARTER RESULTS

TORONTO, ON, August 15, 2006 – Global Alumina Corporation (TSX: GLA.U) today announced that the Company's Board of Directors has approved its financial and operating results for the three-month period ended June 30, 2006. The unaudited financial statements and management's discussion and analysis can be viewed or printed from the Company's SEDAR reference page at www.sedar.com. All dollar amounts are in U.S. dollars.

Second Quarter Highlights include:

- a net loss for the three month period ended June 30, 2006 of $5.01 million, $0.03 per share, compared to a net loss for the three month period ended June 30, 2005 of $3.37 million, $0.03 per share;
- cash and cash equivalents of $45.7 million, including $9.5 million of restricted cash, at June 30, 2006 compared to $86.7 million, including $15.3 million of restricted cash at December 31, 2005;
- construction-in-progress increased by approximately $34.0 million during the quarter; and
- during the six-month period ended June 30, 2006, a total of 22,164,399 warrants were exercised for proceeds of $33,232,849 and an additional 1,628,850 warrants expired unexercised.

More

Global Alumina

GLOBAL ALUMINA ANNOUNCES SECOND QUARTER RESULTS .../2

About Global Alumina:

Global Alumina is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Elynn Wareham
GCI Group
P: 416-486-5910
ewareham@gcigroup.com

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved.

- 30 -

Global Alumina Corporation

Consolidated Financial Statements
(Unaudited)
For the six months ended
June 30, 2006
(expressed in U.S. dollars)

Global Alumina Corporation
Consolidated Balance Sheet
(Unaudited)

(expressed in U.S. dollars)

	June 30, 2006 $	December 31, 2005 $
Assets		
Current assets		
Cash and cash equivalents	36,167,188	71,413,258
Restricted cash	9,528,750	15,316,955
Prepaids	9,225,352	2,131,217
Due from affiliates and other assets	140,784	35,524
	55,062,074	88,896,954
Construction-in-progress	133,839,824	75,836,168
Property, plant and equipment	10,281,129	8,644,094
	199,183,027	173,377,216
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	16,562,044	15,426,923
Shareholders' Equity		
Capital stock and other equity (note 4)	234,593,736	201,360,887
Contributed surplus	1,291,119	982,167
Accumulated deficit	(53,263,872)	(44,392,761)
	182,620,983	157,950,293
	199,183,027	173,377,216

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Consolidated Statement of Operations and Deficit
(Unaudited)

(expressed in U.S. dollars)

	Six-month period ended June 30, 2006 $	Six-month period ended June 30, 2005 $	Three-month period ended June 30, 2006 $	Three-month period ended June 30, 2005 $
Other income				
Interest	1,275,269	316,281	583,003	139,967
Other	90,034	63,164	49,657	52,242
	1,365,303	379,445	632,660	192,209
Expenses				
Engineering	-	25,178	-	3,759
Professional fees	5,249,293	4,681,668	3,051,966	1,892,643
General and administrative	3,921,142	2,522,878	1,997,316	1,391,859
Amortization	1,065,979	545,809	597,383	273,769
	10,236,414	7,775,533	5,646,665	3,562,030
Net loss for the period	(8,871,111)	(7,396,088)	(5,014,005)	(3,369,821)
Deficit - Beginning of period	(44,392,761)	(27,124,473)	(48,249,867)	(31,150,740)
Deficit - End of period	(53,263,872)	(34,520,561)	(53,263,872)	(34,520,561)
Basic and diluted loss per common share (note 5)	(0.05)	(0.06)	(0.03)	(0.03)

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Consolidated Statement of Cash Flows
(Unaudited)

(expressed in U.S. dollars)

	Six-month period ended June 30, 2006 $	Six-month period ended June 30, 2005 $	Three-month period ended June 30, 2006 $	Three-month period ended June 30, 2005 $
Cash provided by (used in)				
Operating activities				
Net loss for the period	(8,871,111)	(7,396,088)	(5,014,005)	(3,369,821)
Stock options/common stock issued for services (note 3)	308,952	347,329	127,355	207,886
Amortization	1,065,979	545,809	597,383	273,769
	(7,496,180)	(6,502,950)	(4,289,267)	(2,888,166)
Changes in non-cash items relating to operating activities				
Prepaid expenses	(7,094,135)	-	(3,676,932)	-
Due from affiliates and other assets	(105,260)	(2,488,143)	(8,514)	(485,112)
Accounts payable and accrued liabilities	1,135,121	(372,003)	1,091,713	162,210
	(13,560,454)	(9,363,096)	(6,883,000)	(3,211,068)
Investing activities				
Additions to property, plant and equipment	(2,703,014)	-	(2,232,537)	-
Additions to construction-in-progress	(58,003,656)	(19,410,410)	(34,004,073)	(10,842,859)
Restricted cash	5,788,205	-	(2,916,550)	-
	(54,918,465)	(19,410,410)	(39,153,160)	(10,842,859)
Financing activities				
Proceeds from issuances of common shares	33,232,849	1,749,750	-	18,750
Net decrease in cash and cash equivalents during the period	(35,246,070)	(27,023,756)	(46,036,160)	(14,035,177)
Cash and cash equivalents - Beginning of period	71,413,258	51,554,031	82,203,348	38,565,452
Cash and cash equivalents - End of period	36,167,188	24,530,275	36,167,188	24,530,275

See accompanying notes to consolidated financial statements.

(expressed in U.S. dollars)

1 Nature of operations

Global Alumina Corporation's ("Global Alumina" or the "Company") business is the development of an alumina refinery located in the bauxite mining region of the Republic of Guinea ("Guinea"). Global Alumina intends to accomplish this initiative through its wholly owned subsidiary, Guinea Alumina Corporation, Ltd., a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A.

The Company is solely focused on the design, finance, construction, ownership and operation of an alumina refinery and associated infrastructure improvements. The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. The Company is directing substantially all of its efforts to various set-up activities including engineering, development, raising capital and preliminary construction activities.

2 Basis of presentation and significant accounting policies

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided. In the opinion of management all adjustments required for a fair presentation are included in these statements in accordance with the accounting policies of the company. These unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the audited annual consolidated financial statements and should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2005. The results of operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

3 Stock-based compensation

The Company accounts for stock options granted under its employee stock option plan using the fair value-based method of accounting. Using the Black-Scholes option pricing model, the weighted average fair value of options granted during the six-month period ended June 30, 2006 was estimated to be $31,474 (2005 - $821,333). Expenses in the amount of $308,952 (2005 - $347,329) and $127,355 (2005 - $207,886) have been recognized for the six- and three-month periods ended June 30, 2006, respectively. No options have been exercised as of June 30, 2006 and the unvested, unamortized fair value of options granted amounts to $396,913 (2005 - $719,920).

(expressed in U.S. dollars)

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. Such models require the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option pricing model for the six-month period ended June 30, 2006 are as follows:

Risk-free interest rate	3.5%
Dividend yield	n/a
Volatility factor	55%
Expected life	3 years

4 Capital stock and other equity

a) Share capital

Common shares, no par value, authorized unlimited number of shares, issued and outstanding 199,752,544 and 177,682,746 shares as at June 30, 2006 and December 31, 2005, respectively.

	Number of common shares	**Amount $**	**Number of warrants**	**Amount $**	**Total $**
Balance - January 1, 2005	118,244,623	77,488,786	33,050,000	3,988,638	81,477,424
Shares issued in private placements	57,222,222	117,150,437	-	-	117,150,437
Warrants exercised during the 2005 year	2,215,901	2,897,515	(2,215,901)	(164,489)	2,733,026
Balance - December 31, 2005	177,682,746	197,536,738	30,834,099	3,824,149	201,360,887
Shares issued in private placements	-	-	-	-	-
Warrants exercised or expired in the three-month period ended March 31, 2006	22,164,399	37,014,156	(23,793,249)	(3,781,307)	33,232,849
Balance – March 31, 2006	199,847,145	234,550,894	7,040,850	42,842	234,593,736
Shares cancelled in the three-month period ended June 30, 2006	(94,601)	-	-	-	-
Balance – June 30, 2006	199,752,544	234,550,894	7,040,850	42,842	234,593,736

(expressed in U.S. dollars)

b) During the six-month period ended June 30, 2006, a total of 22,164,399 warrants were exercised for proceeds of $33,232,849 and an additional 1,628,850 warrants expired unexercised. Details of the 7,040,850 share purchase warrants issued and outstanding at June 30, 2006 are as follows:

Number of shares exercisable	Expiry date	Exercise price $
250,000	July 19, 2006	1.50
4,000,000	December 31, 2006	1.00
2,790,850	February 3, 2008	1.00

Subsequent to quarter end, 250,000 warrants expired unexercised on July 19, 2006.

Stock options

In May 2004, the Company adopted a stock option plan (the "Plan"), which provides employees, directors, officers and consultants of the Company with the opportunity to acquire common shares of the Company through the exercise of options. Ten million common shares have been reserved for issuance under the Plan. Options granted under the Plan are limited to a maximum term of ten years. During the six-month period ended June 30, 2006, the following awards were made. On March 7, 2006, a total of 45,000 options were granted with an exercise price of $1.75, a vesting period over three years and a maximum term of five years. During the same period in 2005, a total of 752,000 options, net of cancellations, were granted.

A summary of the status of the Company's plan is as follows:

	Number of options	Weighted average exercise price $
Outstanding - December 31, 2005	2,345,500	1.80
Granted in the six-month period ended June 30, 2006	45,000	1.75
Outstanding - June 30, 2006	2,390,500	1.80
Exercisable - June 30, 2006	1,273,167	1.70

(expressed in U.S. dollars)

	Options outstanding			Options exercisable		
Range of exercise prices $	**Number outstanding as at June 30, 2006**	**Weighted average remaining contractual life**	**Weighted average exercise price $**	**Number outstanding as at June 30, 2006**	**Weighted average remaining contractual life**	**Weighted average exercise price $**
1.50	1,010,000	3.0 years	1.50	1,010,000	3.0 years	1.50
1.52	25,000	3.2 years	1.52	12,500	3.2 years	1.52
2.50	752,000	3.8 years	2.50	250,667	3.8 years	2.50
1.40	483,500	4.1 years	1.40	-	-	-
1.57	75,000	4.2 years	1.57	-	-	-
1.75	45,000	4.8 years	1.75	-	-	-

5 Loss per share

The computations for basic loss per common share are as follows:

	Six months ended		Three months ended	
	June 30, 2006 $	**June 30, 2005 $**	**June 30, 2006 $**	**June 30, 2005 $**
Net loss	(8,871,111)	(7,396,088)	(5,014,005)	(3,369,821)
Average number of shares	196,000,000	119,318,500	199,800,000	119,549,000
Loss per common share	(0.05)	(0.06)	(0.03)	(0.03)

Diluted earnings per share are not presented as the exercise of the potentially dilutive options would have an anti-dilutive effect on earnings per share and/or the options' exercise price was greater than the average market price of the common shares for the reporting period.

6 Segmented information

The Company considers that it operates only in one reportable industry segment, namely, the design, finance, construction, ownership and operation of an alumina refinery and associated infrastructure improvements. As at June 30, 2006, the Company's total capital assets amounted to $144,120,953, consisting of construction-in-progress of $133,839,824 and other assets of $10,281,129, nearly all of which are located in the Republic of Guinea.

(expressed in U.S. dollars)

7 Related party transactions

During the six-month period ended June 30, 2006, the Company had the following related party transactions:

The Company has an agreement to pay Karalco Resources Ltd. ("Karalco") a monthly retainer for professional services regarding development activities with respect to the alumina refinery project ("the Project"). Karalco is controlled by Karim Karjian, a director and shareholder of Global Alumina. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the Project and the level of activity required of Karalco on behalf of Global Alumina. The total payments with respect to the monthly retainer and the incentive based compensation in connection with the ratification of the mining concession and the signing of the DUBAL subscription agreement for the six-month period ended June 30, 2006 amounted to $670,000 (2005 - $360,000). Additionally, an employee of BusinessCom Europe, a company controlled by Mr. Karjian, provided professional services to Global Alumina in 2006. BusinessCom Europe was reimbursed at 105% cost. The total expenses for the six-month period ended June 30, 2006 were approximately $55,300.

The Company has an agreement with Herakles Capital Corp. ("Herakles"), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. Herakles is controlled by Bruce Wrobel, Global Alumina's Chief Executive Officer and a shareholder of the Company. All professional services rendered by employees of, and consultants retained by, Herakles have been retained at or below market rates and Herakles is reimbursed at cost. Effective January 1, 2006, the agreement with Herakles covers solely the professional services of Bruce Wrobel. The total payments for the six-month period ended June 30, 2006 amounted to approximately $100,000 (2005 - $486,000). Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global"), which has provided and continues to provide professional services to the Company. Sithe Global is reimbursed at cost. The total payments for the six-month period ended June 30, 2006 amounted to approximately $200,200 (2005 - $84,100). In addition, the President of Sithe Global provides consulting services to the Company at a rate of $15,000 per month. The total payments for the six-month period ended June 30, 2006 amounted to $90,000 (2005 - $60,000).

In prior years, the Company had an agreement to reimburse Herakles for occupancy expenses. For the six-month period ended June 30, 2006, the Company reimbursed Herakles $Nil (2005 - $90,000). This arrangement terminated when the Company moved in December 2005 to new offices, which are shared with Sithe Global. Sithe Global reimburses the Company for its pro rata share of occupancy expenses. Occupancy costs paid by Sithe Global to the Company for the six-month period ended June 30, 2006 amounted to approximately $292,000.

Amounts due to and from affiliates represent short-term, unsecured, non-interest bearing advances due on demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

(expressed in U.S. dollars)

8 Commitments

The Company entered into a letter of credit arrangement on May 5, 2006 to help finance the continued construction of the refinery. The terms and conditions of this facility include a restriction imposed on the Company to maintain cash on hand equal to 105% of the outstanding amount on the letter of credit. The facility will expire on October 21, 2006.

Management's Discussion and Analysis

The following discussion and analysis is management's assessment of the results and financial condition of Global Alumina Corporation ("Global Alumina" or the "Corporation") and should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2006 and the audited annual consolidated financial statements for the year ended December 31, 2005, together with the related notes contained therein. The Corporation's most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the Internet at www.sedar.com.

All dollar amounts are in United States dollars. The date of this management's discussion and analysis is August 15, 2006.

Forward Looking Information

Certain information in this discussion is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this discussion, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this discussion contains forward looking information pertaining to the following:

- expectations regarding the financing of the Project (as defined below) and the sources of financing;
- the amount, nature and timing of capital expenditures;
- the timing of refinery construction and mine start up;
- bauxite reserve and resource quantities;
- the ultimate recoverability of reserves;
- future production levels;
- expectations regarding the negotiation of contractual rights;
- prices for alumina and aluminium;
- operating and other costs;
- treatment under the fiscal terms of the "tax exhibit" to the Basic Agreement (as defined below) and the negotiation and terms of agreements relating to the Corporation's access to and use of certain infrastructure required for the development and operation of the Project; and

- business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the political and economic risks of investing in a developing country; the Corporation may not be able to secure sufficient financing; construction may be affected by cost overruns, delays, labour shortages and other construction risks; the Corporation's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined below) in certain circumstances; volatility of alumina and aluminium prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Corporation's Annual Information Form dated March 29, 2006. Although the forward looking information contained in this discussion is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this discussion as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this discussion, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.

Business of Global Alumina

The predecessor business of Global Alumina was carried on by GAPCO (Guinea Aluminium Products Corporation) Ltd. ("GAPCO"), a British Virgin Islands Corporation incorporated on July 21, 1999. GAPCO completed a share exchange transaction with PL Internet Inc. on May 25, 2004, which changed its name to Global Alumina Products Corporation. Global Alumina filed articles of continuance under the *Business Corporations Act* (New Brunswick) (the "NBBCA") on May 26, 2004. Effective as of April 29, 2005, the Corporation filed articles of amendment under the NBBCA and changed its name to Global Alumina Corporation. On May 8, 2006, the Corporation amended its articles to restrict the business of the Corporation to: (a) the ownership, development, construction, operation, maintenance and expansion, directly or through one or more subsidiaries, of (i) bauxite mines in the Republic of Guinea, (ii) an alumina refinery in the Prefecture of Boké, Republic of Guinea, (iii) any other alumina refinery located in the Republic of Guinea, and (iv) roads, railroads, port facilities and other infrastructure that is associated with the operation of any such mines and refineries; and (b) other related business activities reasonably determined by the Board of Directors of the Corporation to be necessary or complementary in connection therewith (including the ownership by the Corporation of Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro")).

Global Alumina's business is the development of an alumina refinery in a major bauxite mining region of the Republic of Guinea ("Guinea"), together with a bauxite mine to supply the refinery, port, railway and road infrastructure and all other ancillary infrastructure (the "Project"). This region is one of the largest bauxite producing regions in the world. Global Alumina intends to accomplish this initiative through its wholly-owned subsidiary, Guinea Alumina Corporation, Ltd. ("GAC") (formerly Boke Alumina Corporation, Ltd.), also a British Virgin Islands

Corporation, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. ("Guinea Alumina") (formerly Boke Alumina Corporation S.A.R.L.). Global Alumina has been unprofitable since incorporation and to date has not earned any form of revenue, except interest income and other ancillary income related to fees earned on sales made by engineering consultants at Aluminpro, a subsidiary of Global Alumina. To June 30, 2006, it has incurred a cumulative deficit of $53,263,872 since the commencement of operations on July 21, 1999.

Basic Agreement and Mining Concession Decree

On October 15, 2004, the Corporation and the Ministry of Mines and Geology (the "Ministry of Mines") of the Republic of Guinea signed an agreement (the "Basic Agreement") for the development, construction and operation of the Project. The Basic Agreement is a comprehensive investment and concession agreement that grants GAC and Guinea Alumina exclusive rights to build and operate an alumina refinery within a 690 square kilometre mining concession area (the "Mining Concession") near Sangaredi. On May 17, 2005, the Corporation and the Ministry of Mines signed an amendment to the Basic Agreement modifying certain terms, including amending the 15 year corporate tax exemption to a schedule of fixed annual payments. On May 19, 2005, the Republic of Guinea's National Assembly unanimously ratified the amended Basic Agreement. On July 4, 2005, the President of Guinea signed a decree publishing the amended Basic Agreement as law.

On January 23, 2006, the Government of Guinea issued a formal decree granting the Mining Concession to Global Alumina. Under the terms of the decree, the concession has an initial term of 25 years, renewable in accordance with the Basic Agreement.

On January 13, 2006, an agreement (the "Tripartite Agreement") was entered into between Global Alumina, the Government of Guinea and Compagnie des Bauxite de Guinée ("CBG"), a joint venture between Halco (Mining) Inc. and the Government of Guinea. Under the Tripartite Agreement, CBG agreed to transfer the area which would become the subject of the Mining Concession, which initially formed a portion of the original CBG concession, back to the Government of Guinea in exchange for exploitation permits for certain additional areas in the Cogon Tominé region of Guinea. The Government of Guinea subsequently granted the Mining Concession area to Global Alumina. If Global Alumina does not realize the refinery within six years from the date the Government of Guinea published the Mining Concession decree, its Mining Concession will revert to the Government of Guinea and, in the case of such reversion, CBG retains a right to request by written notice that the Government of Guinea return the Mining Concession to CBG's management. The Mining Concession will also revert to the Government of Guinea upon: the bankruptcy, cessation of business or liquidation of Global Alumina; or the transfer by Global Alumina to a third party of its mining rights with respect to the Mining Concession, if transfer is made without the written consent of the Government of Guinea and the proposed refinery has not been realized in accordance with the terms of the Basic Agreement.

Off-take Agreement Discussions

On September 30, 2005, Guinea Alumina entered into a 20 year purchase and sale agreement (the "DUBAL Off-take Agreement") with Dubai Aluminium Company Limited ("DUBAL") to purchase on a take or pay basis 40% of the annual production from the proposed refinery at a

price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange (the "LME"). The percentage has been fixed for ten years of the contract and fixed within a range thereafter.

On January 24, 2006, Guinea Alumina entered into a 20 year purchase and sale agreement with Glencore International AG ("Glencore") to purchase on a take or pay basis 420,000 tonnes of alumina (representing 14% of the projected annual production from the proposed refinery) at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the LME subject to a minimum price. The percentage has been fixed for the life of the contract.

On December 7, 2001, GAPCO granted an option (the "Mitsubishi Option") to Mitsubishi Corporation ("Mitsubishi") for the purchase of up to 25% of the annual production from the proposed refinery. Under the Mitsubishi Option, after the date on which the Corporation has secured long-term purchase and sale agreements for 75% of the annual production from the proposed refinery, Mitsubishi will have 60 days to notify the Corporation of its intent to exercise all or part of its option to purchase the remaining 25% of the annual production from the proposed refinery. Upon the delivery of such notice from Mitsubishi, the Corporation must enter into good faith negotiations with Mitsubishi on the terms of a long-term purchase and sale agreement, the terms and conditions of which must be mutually agreeable to the parties. The obligations of GAPCO under the Mitsubishi Option were assumed by Global Alumina following the Arrangement.

On October 30, 2001, GAPCO granted an option to Marubeni Corporation ("Marubeni") for the purchase of up to 20% of the annual production from the proposed refinery, on similar terms to the Mitsubishi Option. Under an agreement dated March 2, 2006 (the "Marubeni Option Agreement"), Marubeni agreed to terminate this option in consideration for a lump-sum payment of $50,000 from Global Alumina. Under the Marubeni Option Agreement, the Corporation has also granted Marubeni an option to purchase up to an aggregate of 20% of the annual alumina output resulting from any addition of a third production line to the proposed refinery.

Under a memorandum of understanding, entered into in May 2005 with China Alumina Group, Ltd. ("CAG"), CAG expressed its intention to enter into a long-term purchase and sale agreement with Guinea Alumina for 25% of the annual production from the proposed refinery and to acquire an equity interest in Global Alumina. The memorandum of understanding has expired, but the parties remain in discussion with respect to off-take arrangements.

Selected Quarterly Information (unaudited)

	Quarter ended June 30, 2006	Quarter ended March 31, 2006	Quarter ended December 31, 2005	Quarter ended September 30, 2005	Quarter ended June 30, 2005	Quarter ended March 31, 2005	Quarter ended December 31, 2004	Quarter ended September 30, 2004
Total revenues (interest and fee income)	$632,660	$732,643	$488,573	$189,402	$192,209	$187,236	$125,901	$126,368
Net loss	(5,014,005)	(3,857,106)	(6,434,571)	(3,437,629)	(3,369,821)	(4,026,267)	(1,745,074)	(8,333,907)
Net loss per share	(0.03)	(0.02)	(0.05)	(0.03)	(0.03)	(0.03)	(0.02)	(0.08)

Results of Operations

Global Alumina has reported operating losses since inception. Global Alumina expects to continue to sustain operating losses in the future as it is expected to incur substantial costs during the development and construction phase of the Project and earn no revenue prior to 2009 at the earliest.

Global Alumina's operations during the six and three months ended June 30, 2006 produced a net loss of $8,871,111 or $0.05 per share and $5,014,005 or $0.03 per share (2005 - $7,396,088 or $0.06 per share and $3,369,821 or $0.03 per share), respectively. Interest income for the six months was $1,275,269 (2005 - $316,281). The interest income was earned on the proceeds realized from the private placements completed in 2005 and proceeds realized from the exercise of warrants during the three months ended March 31, 2006.

The "Breakdown of Expenditures" table below provides a summary analysis of operating expenditures for the six months ended June 30, 2006 compared to the corresponding period in 2005. Costs directly associated with the early stage construction of the Corporation's refinery facility in Guinea for the six months ended June 30, 2006 were $58,003,656.

Professional fees include expenses related to consulting, legal, financing and accounting services. Professional fees for the six months ended June 30, 2006 increased by $567,625, or 12%, from professional fees in the same period of 2005 due primarily to an increase in legal fees relating to negotiations between the Corporation and the potential lending group for long-term Project-associated debt financing and to a milestone payment of $250,000 paid in the second quarter of 2006 to Karalco pursuant to its consulting arrangements with the Corporation in respect of entering into the DUBAL Subscription Agreement and closing initial subscription thereunder (see "Financing Agreements" below) and the issuance of the decree by the Government of Guinea granting the Mining Concession (see "Business of Global Alumina" above). As of July 1, 2006 the Corporation is reclassifying from professional fess to general and administrative expenses fees paid to those consultants whose arrangements with the Corporation more closely mirror an employer-employee relationship.

The significant components of general and administrative expenses include Guinean operating expenses, salaries, travel and living expenses, insurance expenses and stock option expenses. General and administrative expenses increased year over year in the first six months of 2006 by $1,398,264 to $3,921,142, due primarily to the expansion of the operations in Guinea as the Corporation accelerated its pre-construction activities. Amortization expense increased by $520,170 for the six-month period ended June 30, 2006 compared to the same period in 2005 primarily due to the acquisition of construction equipment totalling $8.2 million in late 2005 and an additional $1.9 million of construction equipment and automobiles in 2006. Intangible assets related to the Aluminpro acquisition were amortized over a twelve month period commencing July 2004 and were fully amortized as at December 31, 2005.

Capital Expenditures

The Corporation's current preliminary estimate of the total cost of the Project is in the range of $2.65 to $2.95 billion. The anticipated increase in the total Project cost is due primarily to a combination of the severe shortage of materials, construction equipment and contractors as a result of significant unusual events around the world (for example, the Tsunami reconstruction, Iraq reconstruction, the Pakistani earthquake and the impact of hurricanes in the United States and Caribbean) and higher energy prices, in addition to the substantial increase in new investment in the natural resource sector over the past several years. In addition, in the first quarter of 2006, the Corporation made the decision to increase the initial capacity of the refinery by approximately 7% from 2.8 million tonnes per year to 3.0 million tonnes per year. The Corporation has not determined final costs estimates for completion of the Project and has not completed a final economic feasibility study of the Project. The final cost estimates will depend on the completion of engineering studies and the negotiation of construction contracts. The Project development schedule contemplates that bauxite production from the Mining Concession will commence in 2008, initial alumina production from the refinery will commence in early 2009 and that within six months thereafter a second processing line will be completed, bringing the refinery to production at its planned 3.0 million tonnes per year capacity by 2010. If the Corporation does not realize the refinery by January 2012, the Mining Concession will revert to the Government of Guinea.

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Potential cost overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Price escalation is a concern especially in current market conditions where unstable markets for building materials and consumables have risen steadily over the past five years. In addition, the Corporation must relocate households affected by the development of the Project and will incur the cost of developing resettlement areas and compensating households for loss of lands, structures and crops. The cost of the resettlement plan will depend on the number of affected persons and on the outcome of negotiations with those persons and cannot be predicted with certainty. Such costs could be material.

Breakdown of Expenditures

Expenditures	6 Months Ended June 30, 2006	6 Months Ended June 30, 2005
Construction-in-progress	58,003,656	19,410,410
Engineering	Nil	25,178
Professional fees	5,249,293	4,681,668
General and administrative	3,921,142	2,522,878
Amortization	1,065,979	545,809
Total expenditures	68,240,070	27,185,943

Liquidity and Capital Resources

At June 30, 2006, the Corporation had working capital of $38,500,030, compared to working capital of $73,470,031 at December 31, 2005. The decrease is primarily attributable to an increased level of construction related expenditures in the six months ended June 30, 2006. In June 2006, Emirates International Investments Company, LLC ("EIIC") advised the Corporation that it did not intend to complete the purchase of a $50 million principal amount convertible debenture which it had agreed to purchase pursuant to a subscription agreement dated August 16, 2005 and amended September 22, 2005. The corporation will need to replace this financing; however, management believes that the loss of this $50 million financing will not have an impact on the timetable for Project completion or on planned 2006 capital expenditures.

Contractual Commitments

Effective March 1, 2004, GAPCO appointed Citigroup Global Markets Inc. ("Citigroup") as its financial advisor in connection with raising debt for development and construction funding of the Project. The Corporation has agreed to pay to Citigroup a monthly retainer of $50,000 and success fees based on an agreed upon formula. The success fees will accrue upon receipt of commitment letters for project-associated debt financing and will be payable in full on the execution and delivery of the definitive financing documents. The agreement with Citigroup will continue until the earlier of the consummation of debt financing and January 1, 2008.

On February 18, 2005, Global Alumina entered into a memorandum of understanding with Technip France S.A. ("Technip") under which Technip will assume the role of engineering, procurement and construction contractor for the construction of the Corporation's refinery in Guinea. Under the memorandum of understanding, Technip has agreed to move forward on the design and procurement of the refinery ("Phase One") and both parties have agreed to commence

negotiations on the terms of the final contract for the construction of the refinery. To date, the Corporation has paid an aggregate of $38,936,061 to Technip in connection with Phase One. The total remaining aggregate payments to be made to Technip in connection with Phase One will depend on the current negotiations between the Corporation and Technip with respect to the scope and time period for completion of Phase One.

Under a memorandum of understanding dated April 29, 2005, as amended by an amending agreement dated October 26, 2005 (collectively, the "Joint MOU"), Technip, Consolidated Contractors International Company, SAL ("CCIC") and Chicago Bridge & Iron Company B.V. ("CB&I") agreed to cooperate during the design and procurement phase of the proposed refinery, including the early works and mobilization phase and the construction, pre-commissioning and commissioning phase of the refinery. The parties agreed to negotiate a more detailed agreement with the Corporation. Under the Joint MOU, the Corporation will reimburse CCIC and CB&I for direct works performed during the early works and mobilization phase of the refinery, based on a schedule to the Joint MOU setting out hourly rates applicable to specified personnel. CB&I is currently engaged in the engineering work in connection with the precipitation unit of the proposed refinery. To date, under the Joint MOU, the Corporation has made aggregate payments of $4,098,901 and $3,010,166 to CCIC and CB&I, respectively. Additional funds in the amount of $12,849,868 have been paid to CCIC for other construction activities.

In 2006, the Corporation entered into four significant contractual commitments for the procurement of materials and services related to construction. The expected combined cost of these commitments is $90.8 million. Approximately $13.3 million of this estimated cost has been incurred to date. The first contract, expected to be substantially completed in the third quarter of 2006, is to initiate early works for design, engineering, procurement and construction in connection with development at the port of Kamsar. The second contract is for earthworks for the development of the refinery site; the work will extend for approximately fifteen months. The third contract is for the production of crushed rock for use as railroad ballast, in road construction and in production of concrete for construction of the refinery, power plant and other facilities. It is a unit price contract, therefore the commitment will depend on actual needs during the construction period. The fourth contract, for the construction of the refinery railroad spur, is expected to be completed in one year.

From time to time, Global Alumina may enter into letter of credit arrangements in the ordinary course of business. For a portion of the second quarter of 2006, the Company had a standby letter of credit outstanding for $6,612,200 related to dredging activities for construction of the port facilities in Guinea. The Company was required to keep cash on hand in this amount until the letter of credit expired on April 28, 2006. In connection with the procurement of materials required for construction of the refinery, the Company entered into a new letter of credit on May 5, 2006 with an expiration date of October 21, 2006. Because of a quantity tolerance permitted in the terms and conditions of the letter of credit, the Company is required to keep cash on hand through the expiration date in an amount equal to 105% of the face value of the outstanding letter of credit.

The Corporation expects that it will have sufficient cash resources to meet its non-discretionary operating and capital expenditure requirements through to the end of 2006. Management will

adjust the Corporation's discretionary operating and capital expenditures according to its available capital resources during 2006. The Corporation will require substantial additional debt and equity financing in order to maintain its current anticipated construction schedule for initial alumina production in 2009. The Corporation has entered into equity financing agreements as described under "Financing Agreements" below and is continuing discussions with other potential strategic equity investors.

The Corporation will not be able to complete the Project unless it is successful in its proposed capital raising efforts. As a development-stage company with no revenues and only limited assets and capital, there is no assurance that the Corporation will be able to obtain the required financing to complete the Project on terms favourable to the Corporation or at all. Global Alumina anticipates the need to raise approximately $1 billion pursuant to equity offerings and an estimated $1.80 billion of debt capital to complete the Project. To date, the Corporation has raised gross proceeds of approximately $244 million through the private placement of equity securities and the exercise of outstanding Warrants and has conditional commitment from DUBAL for an additional aggregate estimated amount of $255 million. See "Financing Agreements" below. The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. The absence of a developed legal regime in Guinea, especially with respect to real and personal property security, will make more complicated and less certain the ability of lenders to take a security interest in the Corporation's assets. This may limit the universe of lenders willing to lend to the Corporation or increase the Corporation's borrowing costs or otherwise subject the Corporation to more onerous financing terms. There is no assurance that the Corporation will secure sufficient capital on terms and conditions acceptable to it or at all. Failure to raise additional funding would have a material adverse effect on the Corporation and its ability to continue the Project.

Financing Agreements

The private placements to DUBAL, EIIC and IDBIF are part of the Corporation's efforts to secure equity financing for the Project. The agreements are described below.

The DUBAL Subscription Agreement

On August 10, 2005, the Corporation entered into a subscription agreement with DUBAL (the "DUBAL Subscription Agreement") and issued to DUBAL 10,000,000 common shares at $2.00 per share, on September 30, 2005.

DUBAL also agreed to subscribe for additional common shares for an estimated aggregate subscription price of $180 million (the "Additional Subscription"). Following the Additional Subscription, DUBAL will hold 25% of the Corporation's common shares on a fully-diluted basis. The final aggregate subscription price for the Additional Subscription will depend on the cumulative amount of equity necessary to satisfy the requirements of the Project lenders for equity capital. At the date of the DUBAL Subscription Agreement, it was estimated that the Project lenders would require a cumulative amount of $700 million of equity to be raised, resulting in an estimated Additional Subscription price of $180 million. However, if the amount

of equity required by the Project lenders exceeds or is less than $700 million, the Additional Subscription price will be increased or decreased by 25% of the difference, as applicable. The Corporation currently anticipates that it will be required to raise a cumulative amount of approximately $1 billion through the issuance of equity securities, resulting in an increase in the estimated Additional Subscription price to $255 million.

In consideration of the estimated aggregate $275 million payments by DUBAL, DUBAL will also be entitled to receive a number of common shares equal to one-third of the common shares issued by the Corporation from time to time pursuant to the conversion of certain convertible debt securities to be issued to third parties. DUBAL's entitlement to the common shares to be delivered upon conversion of the convertible debt arises upon the completion of the Additional Subscription but the delivery of such common shares to DUBAL will be made, at no additional cost to DUBAL, at dates in the future if and when the convertible debt is issued and converted and the number of such common shares is known. In addition, after the closing of the Additional Subscription and for so long as DUBAL owns not less than 10% of the outstanding common shares, DUBAL will be entitled to subscribe for up to 25% of any future issuances of common shares (or securities that may be converted into or exchanged for common shares) by the Corporation at the same price at which the securities are offered to others.

The Additional Subscription is conditional on: (i) the Corporation raising by way of issuance of equity securities (including convertible debt) a cumulative amount of equity sufficient to satisfy the requirement of the Project lenders for equity capital (the "Project Equity Raise") and (ii) the Corporation obtaining conditional commitments or other evidence of agreement in principle from Project lenders of their intent to provide the necessary debt financing for completion of the Project.

Under the DUBAL Subscription Agreement, DUBAL has the right to nominate one representative for election to the Corporation's Board of Directors prior to the completion of the Additional Subscription. Ahmed Fikree, the DUBAL representative, was appointed to the Board of Directors in November 2005. After the completion of the Additional Subscription, for so long as DUBAL holds not less than 19.9% of the issued and outstanding common shares, DUBAL will have the right to nominate 25% of the Board of Directors of Global Alumina, and for so long as DUBAL holds not less than 10% but less than 19.9% of the issued and outstanding common shares, DUBAL will have the right to nominate 16.67% of the Board of Directors of Global Alumina. In anticipation of this right becoming effective, Dr. Abdulrahman Al Awar was put forward as a nominee of DUBAL and was elected to the Board of Directors by the Corporation's shareholders at the Corporation's annual general and special meeting of shareholders held on May 8, 2006. Upon DUBAL's right to the second nominee becoming effective, Dr. Al Awar will be deemed to be DUBAL's second nominee for purposes of the DUBAL Subscription Agreement.

The EIIC Subscription Agreement

Under a subscription agreement with EIIC dated August 16, 2005 and amended September 22, 2005 (collectively, the "EIIC Subscription Agreement"), EIIC purchased 25,000,000 common shares at $2.00 per share on October 20, 2005.

The EIIC Subscription Agreement entitles EIIC to nominate one representative for election to the Corporation's Board of Directors so long as EIIC holds not less than 10% of the Corporation's issued and outstanding common shares. EIIC will have the right to remove and replace its representative upon 90 days notice to the Corporation prior to each annual general meeting of the Corporation's shareholders. Mr. Mehdi Dazi was put forward as a nominee of EIIC and was elected to the Board of Directors by the Corporation's shareholders at the Corporation's annual general and special meeting of shareholders held on May 8, 2006.

The IDBIF Subscription Agreement

On December 29, 2005, the Corporation closed a private placement to IDB Infrastructure Fund L.P. ("IDBIF"), a limited partnership established in the Kingdom of Bahrain, for 22,222,222 common shares at $2.25 per share for gross proceeds of $50 million. Under the subscription agreement dated November 29, 2005 between the Corporation and IDBIF (the "IDBIF Subscription Agreement"), as long as IDBIF holds more than 5% of the Corporation's issued and outstanding common shares, the Corporation will not issue any common shares at a price per share of less than $2.25, other than pursuant to (i) the terms of certain pre-existing agreements; (ii) an exercise of warrants issued by the Corporation prior to the execution of the IDBIF Subscription Agreement; (iii) an exercise of options granted in the ordinary course and consistent with past practices; or (iv) a public offering of common shares by way of prospectus.

Off-Balance Sheet Arrangements

The Corporation had no off-balance sheet arrangements as at June 30, 2006 or at December 31, 2005.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting year. Actual results could differ from those estimates.

The Corporation's significant accounting policies are summarized in Note 2 to the audited financial statements for the year ended December 31, 2005. The policies described below have the most significant effect in the preparation and presentation of our consolidated financial statements.

Development Costs

Based on the criteria set out in Canadian Institute of Chartered Accountants ("CICA") Handbook section 3450 "Research and Development Costs" and Accounting Guideline 11 "Enterprises in the Development Stage", the Corporation has determined that all of its development costs to date should be expensed. The Corporation will closely monitor future developments to assess the appropriateness of this policy.

Construction-In-Progress

Beginning October 1, 2004, in accordance with Section 3061, "Property, Plant and Equipment," of the CICA Handbook, the Corporation commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery begins commercial production.

The Corporation will recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified:

(a) a change in the extent to which the project asset is expected to be used;
(b) a change in the manner in which the project asset is expected to be used;
(c) an interruption to the construction project for an extended period of time;
(d) physical damage to the construction project; or
(e) a change in the law or environment significantly affecting the completion of the construction project.

Financing Costs

The costs incurred by the Corporation in anticipation of securing its project financing arrangements are expensed unless all of the following criteria are met:

(a) the costs are incremental and directly related to financing;
(b) the proposed financing details are specifically identified; and
(c) completion of the financing is considered to be more likely than not.

If all of the above criteria are met, the costs will be deferred and expensed over the related term of the debt or, in the case of an equity offering, recorded as a reduction of the proceeds.

Financial Instruments and Other Instruments

The Corporation's financial instruments include cash and cash equivalents, amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values.

Outstanding Share Data

Common Shares

The Corporation has authorized an unlimited number of common shares, with no par value, of which 199,752,544 shares were issued and outstanding as at June 30, 2006.

During the second quarter of 2006, 94,601 common shares were cancelled pursuant to the operation of an arrangement agreement dated April 3, 2000 between Pelangio-Larder Mines ("PLM") (a predecessor to the Corporation) and Marl Resources Corp., as amended by an agreement dated May 8, 2000 (collectively, the "PLM Agreement"). Pursuant to the PLM

Agreement, any certificate representing an interest in PLM which was not surrendered prior to May 15, 2006 would cease to represent any interest or claim of any kind or nature. As of May 15, 2006, certificates representing 94,601 common shares had not been surrendered, therefore these certificates ceased to represent an interest in the capital of the Corporation and the Corporation's issued and outstanding common shares were reduced from 199,847,145 common shares to 199,752,544 common shares.

Share Purchase Warrants

During the six months ended June 30, 2006 a total of 22,164,399 warrants were exercised for proceeds of $33,232,849 and an additional 1,628,850 warrants expired unexercised. Subsequent to June 30, 2006, 250,000 warrants expired unexercised on July 19, 2006. Details of the 6,790,850 share purchase warrants issued and outstanding at August 15, 2006 are as follows.

Number of Shares Exercisable	Expiry Date	Exercise Price
4,000,000	December 31, 2006	$1.00
2,790,850	February 3, 2008	$1.00

Employee Stock Options

Under the Corporation's stock option plan for employees, directors, officers and consultants of the Corporation there have been 2,390,500 options granted. Each option is exercisable for one common share. Ten million common shares have been reserved for issuance under the stock option plan. Options with respect to 7,609,500 common shares remain available for future issuance. The following table summarizes the relevant expiry dates and exercise prices for options granted under the stock option plan as of the date hereof.

Number of Shares Subject to Options	Vested	Unvested	Expiry Date	Exercise Price
1,010,000	1,010,000	Nil	May 24, 2009	$1.50
25,000	12,500	12,500	August 24, 2009	$1.52
752,000	250,667	501,333	March 10, 2010	$2.50
483,500	Nil	483,500	July 25, 2010	$1.40
75,000	Nil	75,000	November 8, 2010	$1.57
45,000	Nil	45,000	March 7, 2011	$1.75

The fair value of stock options is recognized in income over the applicable vesting period as compensation expense. Compensation expense in the amount of $308,952 and $347,329 have been recognized for the six months ended June 30, 2006 and 2005 respectively.

Related Party Transactions

Related party transactions are disclosed in Note 7 to the unaudited interim financial statements for the six months ended June 30, 2006 and are summarized below.

The Corporation has agreed to pay Karalco Resources Ltd. ("Karalco") a monthly retainer for professional services regarding development activities with respect to the Project. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Corporation. Karalco is controlled by Karim Karjian, a director, Co-Chairman and shareholder of Global Alumina. The total payments with respect to the monthly retainer and the incentive based compensation in connection with the ratification of the mining concession and the signing of the DUBAL Subscription Agreement for the six-month period ended June 30, 2006 amounted to $670,000 (for the corresponding period in 2005 – $360,000).

An employee of BusinessCom Europe Limited, a company controlled by Mr. Karjian, provided professional services to Global Alumina in 2006. BusinessCom Europe was reimbursed at 105% of cost. The total amount paid to BusinessCom Europe for the six-month period ended June 30, 2006 was approximately $55,300.

Prior to 2006, the Corporation had an agreement with Herakles Capital Corp. ("Herakles"), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. Herakles is controlled by Bruce Wrobel, Global Alumina's Chief Executive Officer and a shareholder of the Corporation. Herakles was reimbursed at cost for all professional services rendered by employees of, and consultants retained by, Herakles. Effective January 1, 2006, the agreement with Herakles covers solely the professional services of Mr. Wrobel. The total payments for the six-month period ended June 30, 2006 amounted to approximately $100,000 ($486,000 for the corresponding period in 2005).

In prior years, the Corporation had an agreement to reimburse Herakles for occupancy expenses. For the six months ended June 30, 2005 the Corporation reimbursed Herakles $90,000. This arrangement terminated when the Corporation moved in December 2005 to new offices, which are shared with Sithe Global Power, LLC ("Sithe Global"). Sithe Global reimburses the Corporation for its pro rata share of occupancy expenses. Occupancy costs paid by Sithe Global to the Corporation for the six months ended June 30, 2006 amounted to approximately $292,000.

Mr. Wrobel is also the Chief Executive Officer of Sithe Global, which has provided and continues to provide professional services to the Corporation through employees of, and consultants retained by, Sithe Global. Sithe Global is reimbursed at cost for all professional services rendered by employees of, and consultants retained by, Sithe Global. The total

payments to Sithe Global for the six-month periods ended June 30, 2006 and 2005 amounted to approximately $200,200 and $84,100, respectively.

The President of Sithe Global, Martin Rosenberg, provides consulting services to the Company at a rate of $15,000 per month. The total payments to Mr. Rosenberg for such services for the six-month period ended June 30, 2006 was to $90,000 (2005 - $60,000).

Prior to September 2004, Mr. Wrobel was the Chief Executive Officer of Sithe Energies, Inc. ("Sithe Energies"), which formerly provided professional services to the Corporation. Sithe Energies was reimbursed at cost for those services. In January 2005, following a change of control at Sithe Energies, the relationship between Sithe Energies and Global Alumina was terminated.

Mr. Fikree is the Director, Commercial and Corporate Development, for DUBAL and Dr. Al Awar is Chief Risk Officer for DUBAL. DUBAL and the Corporation are parties to the DUBAL Subscription Agreement and the DUBAL Off-take Agreement.

Mr. Dazi is Chief Executive Officer, Investments, for EIIC. EIIC and the Corporation are parties to the EIIC Subscription Agreement.

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Risk Factors

The Corporation is a development-stage company undertaking a large complex capital-intensive project in a developing country and is subject to numerous risks and challenges. The various risk factors are discussed under the heading "Risk Factors" in the Corporation's Annual Information Form dated March 29, 2006. These risk factors, including risks not currently known to the Corporation or that the Corporation currently considers immaterial, may also adversely affect the Corporation's business. Any of these risks could materially and adversely affect the Corporation's business, financial condition, results of operations and growth strategy.

Additional Information

Additional documents and information regarding the Corporation, including summaries of the material terms of the EIIC, DUBAL and IDBIF transactions and the Corporation's Annual Information Form dated March 29, 2006, are available through SEDAR and can be accessed through the Internet at www.sedar.com.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Bruce J. Wrobel, Co-Chairman and Chief Executive Officer of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Global Alumina Corporation (the issuer) for the period ended June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

Date: August 15, 2006

(signed) Bruce J. Wrobel

Bruce J. Wrobel
Co-Chairman and Chief Executive Officer

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Michael J. Cella, Senior Vice President, Chief Financial Officer and Secretary of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Global Alumina Corporation (the issuer) for the period ended June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

Date: August 15, 2006

(signed) Michael J. Cella

Michael J. Cella
Senior Vice President, Chief Financial Officer and Secretary